October 4, 2011

Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	United Online, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 28, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 8, 2011
File No. 000-33367

Dear Ms. Collins:

United Online, Inc. (the “Company”,  “we” or “our”) is submitting this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) set forth in the Staff’s comment letter, dated September 20, 2011 (the “Comment Letter”), with respect to the above-referenced filings.

Set forth below are our responses to the comments raised in the Comment Letter.  For your convenience, we have printed in bold italics each of your numbered comments followed by our responses.  Unless otherwise noted, all references in this letter to page numbers and captions correspond to the page numbers and captions in the above-referenced Form 10-K (File No. 000-33367) (the “Form 10-K”) and the above-referenced Form 10-Q (File No. 000-33367) (the “Form 10-Q”), as applicable.

Form 10-K for Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis and Results of Operations

Critical Accounting Policies, Estimates and Assumptions

Goodwill, page 49

1.
To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and are at potential risk of failing step one of your goodwill impairment analysis, please tell us and disclose the following in future filings:

•	the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;
•	the amount of goodwill allocated to the reporting unit;
•	describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value;

Securities and Exchange Commission
October 4, 2011

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

We advise the Staff that the estimated fair value substantially exceeded the carrying value for each of the Company’s reporting units based on our annual goodwill impairment analysis performed in the fourth quarter of 2010.  In future filings, we will disclose this fact or, if any of our reporting units has an estimated fair value that is not substantially in excess of the carrying value and is at potential risk of failing step one of our goodwill impairment analysis, we will disclose the information as requested by the Staff.

Results of Operations

Year Ended December 31, 2010 compared to Year Ended December 31, 2009, page 58

2.
We note you disclose key business metrics by segment for the past five quarters on page 46 but not on an annual basis for the three fiscal years presented.  We further note that you incorporate some of these metrics in your results of operations analysis, however you do not discuss those specific to the FTD segment.  In this regard you state that the increase in FTD revenue for the year ended December 31, 2009 compared to the year ended December 31, 2010 was due primarily to increased consumer order volume. Please tell us your consideration to include a discussion regarding the key business metrics on an annual basis for the periods presented.  Also tell us your consideration to expand the results of operations discussion as it relates to the FTD segment to include the specific metrics noted on page 46 when discussing the fluctuation in revenues year over year. In addition, tell us your consideration to disclose the number of floral network members and how the change in such metric impacts the FTD service revenues. Please provide us with your proposed disclosure in your response.

In future Forms 10-K, we will include in the key business metrics table in Management’s Discussion and Analysis (“MD&A”), all key business metrics on an annual basis.  Additionally, we will include all key business metrics for year-to-date periods in future Forms 10-Q.

We believe that the Form 10-K included a discussion of the key business metrics that were the primary drivers of year-over-year fluctuations.  In particular, the increase in revenues for the year ended December 31, 2010 as compared to the year ended December 31, 2009 was primarily driven by a 5% increase in consumer orders.  By comparison, the change in the average order value for the same period was only 0.3%.  As average order value was not a primary driver of the year-over-year fluctuation in revenues, it was not included in the discussion.  In future filings, we will continue to consider all of our key business metrics in our results of operations analysis and discuss those that are the primary drivers for the period under discussion.

We do not disclose the number of floral network members as a key metric because we do not believe this metric would be meaningful.  The revenue generated from a floral network member varies widely depending on the types of products and services the particular member purchases from FTD.  Therefore, the number of floral network members is neither indicative nor predictive of revenue trends.

Securities and Exchange Commission
October 4, 2011

As noted above, in future filings, we will include annual and year-to-date metrics in the table of key business metrics.  In addition, to the extent we discuss any key business metrics in our results of operations discussion, we will include the specific metrics in such discussion.  Were we to have made this change for 2010, our proposed disclosures would have been as follows:

Key Business Metrics Table:
	Quarter Ended					Year Ended December 31,
	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010	December 31, 2009	2010	2009	2008
Consolidated:
Revenues (in thousands)	$232,601	$193,541	$242,686	$251,725	$249,490	$920,553	$990,132	$669,403
FTD(1):
Segment revenues (in thousands)	$140,174	$105,046	$152,669	$156,687	$141,116	$554,576	$545,845	$622,003
% of consolidated revenues	60%	54%	63%	62%	57%	60%	55%	N/A
Consumer orders (in thousands)	1,612	1,085	1,851	1,813	1,594	6,361	6,071	6,548
Average order value	$60.43	$60.77	$58.76	$59.42	$60.14	$59.72	$59.56	$62.99
Average currency exchange rate: GBP to USD	1.58	1.55	1.49	1.54	1.63	1.54	1.55	1.86
Content & Media:
Segment revenues (in thousands)	$53,253	$49,105	$48,784	$50,502	$60,712	$201,644	$236,022	$230,235
% of consolidated revenues	23%	25%	20%	20%	24%	22%	24%	34%
Pay accounts (in thousands)	4,499	4,795	4,982	4,988	4,886	4,499	4,886	4,319
Segment churn	4.1%	3.5%	3.1%	3.2%	3.8%	3.6%	4.0%	4.3%
ARPU	$2.42	$2.26	$2.22	$2.29	$2.53	$2.38	$2.75	$3.09
Segment active accounts (in millions)	13.7	15.0	16.1	17.5	19.4	15.6	17.4	15.1
Communications:
Segment revenues (in thousands)	$39,708	$40,165	$42,039	$45,241	$48,429	$167,153	$211,233	$257,438
% of consolidated revenues	17%	21%	17%	18%	19%	18%	21%	38%
Pay accounts (in thousands):
Access	732	801	880	967	1,036	732	1,036	1,388
Other	288	295	300	306	314	288	314	347
Total pay accounts	1,020	1,096	1,180	1,273	1,350	1,020	1,350	1,735
Segment churn	3.8%	4.0%	4.2%	4.3%	4.4%	4.1%	4.7%	4.5%
ARPU	$9.46	$9.58	$9.57	$9.41	$9.43	$9.49	$9.47	$9.37
Segment active accounts (in millions)	1.8	1.9	2.0	2.1	2.2	2.0	2.4	2.9

(1)
The table includes unaudited combined results of operations for FTD for the year ended December 31, 2008. The unaudited combined results of operations of FTD for the year ended December 31, 2008 were derived by adding (i) the unaudited pre-acquisition results of operations of FTD for the period from January 1, 2008 through August 25, 2008 and (ii) the audited post-acquisition results of operations of FTD for the period from August 26, 2008 through December 31, 2008. The unaudited pre-acquisition results of operations of FTD for the period from January 1, 2008 through August 25, 2008 were derived from the unaudited pre-acquisition results of operations of FTD. The unaudited results of operations of FTD have been included with this Annual Report on Form 10-K for informational purposes only and do not purport to be indicative of the results of operations of the FTD segment that would have actually been attained had the acquisition taken place at the beginning of 2008.  Historical public filings of FTD Group, Inc. are available at the SEC website at www.sec.gov.

Securities and Exchange Commission
October 4, 2011

FTD Revenues Discussion:
“FTD Revenues.     FTD revenues increased by $8.7 million, or 2%, to $554.6 million for year ended December 31, 2010, compared to $545.8 million for the year ended December 31, 2009. Excluding the impact of foreign currency exchange rates of $0.6 million due to a weaker British Pound versus the U.S. Dollar, revenues increased by $9.4 million, or 2%, compared to the prior-year period, primarily due to a 5% increase in consumer order volume. The increase was partially offset by a decrease in advertising revenues generated from post- transaction sales.”

Liquidity and Capital Resources, page 74

3.
We note from your disclosures on page 77 that under the terms of the FTD Credit Agreement there are significant limitations on your ability to use cash flows generated by the FTD Segment for the benefit of the company’s other segments.  Tell us your consideration to disclose, in quantified terms, the amount of net assets of your FTD subsidiary that are currently restricted and not available for distribution and the amounts that are free are restriction.  We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

At December 31, 2010, all of the net assets of FTD Group, Inc. amounting to $256.4 million were restricted under the terms of the FTD Credit Agreement executed in August 2008.  In the Form 10-K’s liquidity discussion, we included disclosure of the significant limitations on our ability to use cash flows generated by the FTD Segment in order to facilitate the reader’s overall understanding of such credit agreement and its general effect on our liquidity.  We did not believe that additional disclosure here, in quantified terms, of the amount of net assets of the FTD Segment that were restricted versus unrestricted, would have been meaningful in this context given that net assets include, among other things, non-cash items such as goodwill and intangible assets.  In June 2011, the FTD Credit Agreement was terminated and FTD Group, Inc. entered into a new credit agreement (referred to in the Form 10-Q as the “Credit Agreement”).  In future filings, we will disclose in the liquidity discussion of such filings, to the extent then applicable, that under the terms of the Credit Agreement, FTD Group, Inc. is generally restricted from transferring funds to United Online, Inc., with certain exceptions including an annual basket of $15 million (subject to adjustment based on excess cash flow calculations) which may be used to make cash dividends, loans and advances to United Online, Inc., provided certain terms and conditions specified in the Credit Agreement are satisfied.

4.
We note from your disclosures on page F-36 that you have not provided for U.S. income taxes on certain earnings of your India subsidiary as such earnings are considered to be permanently reinvested.  Please clarify whether you have provided for U.S. income taxes on the earnings of your UK and German subsidiaries.  Also, tell us the amount of cash and cash equivalents that are held outside of the United States and tell us what portion of such funds are restricted as to repatriation or may be subject to additional taxes upon repatriation. To the extent that a substantial portion of such funds are subject to restriction and/or additional taxes, tell us your consideration to disclose the amount of cash and cash equivalents that are currently held outside of the United States in future filings. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960.

We confirm that we have provided for U.S. income taxes on the earnings of our UK and German subsidiaries and will disclose such in future filings.  At December 31, 2010, consolidated cash and cash equivalents totaled $100.3 million.  At December 31, 2010, cash and cash equivalents held in jurisdictions outside of the U.S. totaled $37.6 million, of which approximately $21.3 million was restricted or would have been subject to additional taxes upon repatriation.  The Company does not believe these restrictions have a material impact on its liquidity because the Company has the ability to enter into debt agreements with its non-U.S. subsidiaries that would permit all or a material portion of such cash to be made available to the Company.  If, in the future, this option is no longer available and the cash and cash equivalents we hold in jurisdictions outside of the U.S. become restricted as to repatriation or become subject to additional taxes upon repatriation and would have a material

Securities and Exchange Commission
October 4, 2011

impact on our liquidity, we would disclose the amount of cash and cash equivalents held in jurisdictions outside of the U.S.

Notes to Consolidated Financial Statements

General

5.
We note from your disclosures on page F-47 that under the terms of FTD Group’s debt agreement, such subsidiary is significantly restricted from making dividend payments, loans or advances to United Online, Inc. and it subsidiaries. Tell us your consideration to include a discussion regarding these restrictions in the notes to your financial statements. In this regard, you should (a) describe the nature of such restrictions on the ability of FTD Group to transfer funds to the parent company in the form of cash dividends, loans or advances and (b) disclose the amount of such restricted net assets as of the end of the most recently completed fiscal year.  We refer you to Rule 4-08(e)(3)(i) and (ii) of Regulation S-X.

Under the FTD Credit Agreement, FTD Group, Inc. was generally restricted from transferring any funds to United Online, Inc. in the form of cash dividends, loans or advances.  At December 31, 2010, the total amount of restricted net assets of FTD Group, Inc. equaled $256.4 million.  In June 2011, the FTD Credit Agreement was terminated and replaced with the new Credit Agreement.  Under the new Credit Agreement, FTD Group, Inc. is generally restricted from transferring funds to United Online, Inc., with certain exceptions including an annual basket of $15 million (subject to adjustment based on excess cash flow calculations) which may be used to make cash dividends, loans and advances to United Online, Inc., provided certain terms and conditions specified in the Credit Agreement are satisfied.  We have reviewed Rule 4-08(e)(3)(i) and (ii) and believe we have complied with such rule by disclosing the information included in Note 5 of the Notes to the Consolidated Financial Statements of the Form 10-K.  Additionally, in future Forms 10-K, we will replace the third paragraph that appeared on page F-47 of the Form 10-K and update the disclosure on page F-26 of the Form 10-K with the following proposed disclosure, to the extent then applicable:

“Under the terms of the Credit Agreement, FTD Group, Inc., a subsidiary of United Online, Inc., is generally restricted from transferring funds to United Online, Inc., with certain exceptions including an annual basket of $15 million (subject to adjustment based on excess cash flow calculations) which may be used to make cash dividends, loans and advances to United Online, Inc., provided certain terms and conditions specified in the Credit Agreement are satisfied.  These restrictions have resulted in restricted net assets (as defined in Rule 4-08(e)(3) of Regulation S-X) of FTD Group, Inc. and its subsidiaries totaling $256.4 million at December 31, 2010, which exceeded 25% of the consolidated net assets of United Online, Inc. and its subsidiaries.”

Schedule I – Condensed Financial Information of Registrant

Parent Company Statements of Cash Flows, page F-46

6.
We note from the parent only statements of cash flows, net contributions of capital totaled $57 million, $67 million and $164 million for the years ended December 31, 2010, 2009 and 2008 respectively.  Please explain further what these amounts represent; tell us the source of such contributions and your consideration for disclosing the nature of this amount.

The net contributions of capital shown on the parent company statements of cash flows represent net receipts of cash from the parent company’s subsidiaries.  In future filings, the company will update the line item description to “Net receipts of capital from subsidiaries” to further clarify the nature of this amount.

Securities and Exchange Commission
October 4, 2011

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Notes to Unaudited Condensed Consolidated Financial Statements

Note 3.  Balance Sheet Components

Financing Receivables, page 14

7.	Please clarify whether you adopted the guidance in ASU 2010-20 as it relates to your financing receivable and if so, explain further how your current disclosures comply with such guidance.

The Company adopted the guidance in ASU 2010-20 as it relates to our financing receivables in connection with our Form 10-K.  Additionally, the Company adopted the reporting period activity disclosures required by ASU 2010-20 in connection with our Form 10-Q filed for the fiscal quarter ended March 31, 2011.

The Company has one class of financing receivables, which are generated from equipment sales to FTD’s floral network members.  Financing receivables generated from equipment sales do not represent a significant portion of the Company’s business operations.  At June 30, 2011 and December 31, 2010, financing receivables totaled $18.3 million and $20.3 million, respectively.  At June 30, 2011 and December 31, 2010, current financing receivables totaling $9.2 million and $9.7 million, respectively, were included in accounts receivable and noncurrent financing receivables totaling $9.1 million and $10.6 million, respectively, were included in other assets.  The Company included a description of the financing receivables and the related accounting policies in Note 1 of the Notes to Consolidated Financial Statements of the Form 10-K, including a discussion of the following:

•	Policy for recording financing receivables on the balance sheet
•	Policy for recognizing interest on financing receivables
•	Policy for assessing credit quality indicators
•	Policies for financing receivables on nonaccrual status
•	Policies and methodology for estimating allowances for credit losses on accounts receivable, including financing receivables

Additionally, Note 3 of the Notes to the Consolidated Financial Statements of the Form 10-K and Note 3 of the Notes to the Unaudited Condensed Consolidated Financial Statements of the Form 10-Q included the additional following disclosures:

•	Quantitative and qualitative information about credit quality of financing receivables
•	Quantitative information about financing receivables on nonaccrual status
•	Activity in the allowance for credit losses

We believe that these disclosures adequately address the requirements of the guidance set forth in ASU 2010-20 as it relates to the Company’s financing receivables.

Note 12. Legal Contingencies, page 22

8.
We note the legal matters and investigations disclosed here and that you have reserved $4.4 million as of June 30, 2011 for a pending legal settlement.  If there is at least a reasonable possibility that a loss may have been incurred for any of these matters including losses in excess of amounts already recognized, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made.  Please refer to ASC 450-20-50.

Securities and Exchange Commission
October 4, 2011

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated.  We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies.  Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

You may provide your disclosures on an aggregated basis.  Please include your proposed disclosures in your response.

With respect to each of the legal contingencies disclosed in our Form 10-Q for which we did not make an accrual or provide an estimate of possible loss or range of loss, management was unable to estimate the possible loss or range of loss for such contingency.

We record an accrual for outstanding legal matters when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated.  When the liability is not both probable and reasonably estimable, we do not establish an accrued liability.  However, if the loss (or an additional loss in excess of the accrual) is not probable but is at least a reasonable possibility, we determine whether an estimate of the possible loss or range of loss may be made.  Accordingly, at least quarterly, we evaluate developments in our legal matters to determine (i) whether an accrual should be made with respect to any legal matter; (ii) whether a contingency should be disclosed in the upcoming Form 10-K or Form 10-Q, as applicable; and (iii) whether we are able to estimate the possible loss or range of loss for any disclosed contingency for which an accrual has not been made.  We will make or adjust an accrual to the extent necessary to reflect the impact of any negotiations, settlements, rulings, advice of legal counsel, and other information and events related to a particular legal matter.  In addition, when we believe that it is at least reasonably possible that a liability will be incurred in excess of any recorded liabilities, we provide an estimate of such possible loss or range of loss, if such an estimate can be made.

We may be unable to reasonably estimate the possible loss or range of loss for a particular legal contingency for various reasons, including, among others: (i) if the damages sought are indeterminate; (ii) if the proceedings are in the early stages; (iii) if there is uncertainty as to the outcome of pending motions, settlements or appeals; (iv) if there are significant factual issues to be determined or resolved; or (v) if there are novel or unsettled legal theories presented.  In such instances, there is considerable uncertainty regarding the ultimate resolution of such matters, including a possible eventual loss, if any.  In particular, with respect to the governmental investigations disclosed in our Form 10-Q, we may be unable to reasonably estimate an amount of possible loss, or range of loss, until the applicable governmental authorities have concluded all or a significant portion of their respective investigations, such governmental authorities have indicated whether they believe the Company or its subsidiaries have violated any laws, or such governmental authorities have made a demand for a fine or penalty amount or offered a settlement amount.

As requested, in future periodic filings, we will disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of reasonably possible loss or range of loss, on an individual or aggregated basis, or state that such an estimate cannot be made.  For purposes of illustration, taking into consideration the requested disclosure, the following disclosure would have replaced the last paragraph of the Company’s legal contingencies disclosure in our Form 10-Q:

“The Company records a liability when we believe that it is both probable that a liability will be incurred, and the amount of loss can be reasonably estimated.  We evaluate, at least quarterly, developments in our legal matters that could affect the amount of liability that has been previously accrued, and make adjustments as appropriate.  Significant judgment is required to determine both probability and the estimated amount.  We may be unable to

Securities and Exchange Commission
October 4, 2011

estimate a possible loss or range of possible loss due to various reasons, including, among others: (i) if the damages sought are indeterminate; (ii) if the proceedings are in early stages, (iii) if there is uncertainty as to the outcome of pending appeals, motions or settlements, (iv) if there are significant factual issues to be determined or resolved, and (v) if there are novel or unsettled legal theories presented.  In such instances, there is considerable uncertainty regarding the ultimate resolution of such matters, including a possible eventual loss, if any.  At June 30, 2011, we had a reserve of $4.4 million for a pending legal settlement.  With respect to the other legal matters described above, we have determined, based on our current knowledge, that the amount of possible loss or range of loss, including any reasonably possible losses in excess of amounts already accrued, is not reasonably estimable.  However, legal matters are inherently unpredictable and subject to significant uncertainties, some of which are beyond our control.  As such, there can be no assurance that the final outcome of these matters will not materially and adversely affect the Company’s business, financial condition, results of operations, or cash flows.”

Management’s Discussion and Analysis and Results of Operations

Liquidity and Capital Resources, page 46

9.
We note that the new Credit Agreement entered into in June 2011 contains affirmative and negative covenants that require, among other things, FTD to maintain compliance with maximum net leverage ratio and minimum fixed-charge coverage ratio, and imposes restrictions and limitations on capital expenditures, investments, dividends, asset sales and the incurrence of additional debt of liens by Holdings, FTD Group and their subsidiaries. Please tell us your consideration to include a discussion of the consequences these covenants may have in your future operations.  In addition, tell us how you considered disclosing, in quantified terms, the specific terms of your debt covenants ratios as compared to the actual ratios and clarify whether the company was in compliance with the debt covenants at each reporting date.  We refer you to Sections I.D and IV.C of Release No. 33-8350.

We have reviewed Sections I.D and IV.C of Release No. 33-8350 and for the reasons set forth below, we believe that our disclosures as set forth in the Form 10-Q are adequate.  In general, Section I.D advises companies to consider discussing, among other things, debt-related covenants in their MD&A.  MD&A generally relates to a discussion of material trends and events that have been identified by management.  With regard to the new Credit Agreement executed in June 2011, at June 30, 2011 and at the time of the filing of the Form 10-Q, the FTD Segment was not, and was not reasonably likely to be, in breach of the Credit Agreement’s covenants.  Moreover, management had not identified any material adverse trends or events that would have necessitated detailed MD&A discussion regarding any potential future non-compliance with such covenants, or additional disclosure, in quantified terms, of the specific terms of the debt covenant ratios as compared to the actual ratios.  In addition, the risk factor regarding the Credit Agreement, which starts on page 60 of the Form 10-Q, provides a general description of the risks and consequences related to the FTD Segment’s compliance with the Credit Agreement.  If at any time, the FTD Segment breaches, or is reasonably likely to breach, the Credit Agreement’s covenants, or management otherwise identifies a material adverse trend or event relating to compliance with the Credit Agreement’s covenants, we will include appropriate disclosures at such time in the applicable Form 10-K or Form 10-Q.

* * * * *

Securities and Exchange Commission
October 4, 2011

As requested, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (818) 287-3394 should you require any further information.

Very truly yours,

UNITED ONLINE, INC.

By:	/s/ Neil P. Edwards
Name:	Neil P. Edwards
Title:	Acting Chief Financial Officer

cc:	Melissa Kindelan (Securities and Exchange Commission)
Mark R. Goldston, Chairman, President and Chief Executive Officer
Charles B. Ammann, Executive Vice President and General Counsel